UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Poniard Pharmaceuticals, Inc.

File No. 333-175778 - CF#27074

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Poniard Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on July 25, 2011.

Based on representations by Poniard Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32	through July 21, 2021
Exhibit 10.33	through September 1, 2014
Exhibit 10.34	through September 1, 2014
Exhibit 10.35	through September 1, 2014
Exhibit 10.36	through September 1, 2014
Exhibit 10.37	through September 1, 2014
Exhibit 10.38	through September 1, 2014
Exhibit 10.39	through September 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director